9/11/15

06019028

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME FiberWeb Limited

*CURRENT ADDRESS 1 Victoria Villas
Richmond-on-Thames
London, England TW9 2GW

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 1 1 2006 E
THOMSON
FINANCIAL

FILE NO. 82- 35043 FISCAL YEAR 6/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

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OICF/BY: mr

DAT : 12/6/06

BEST AVAILABLE COPY

BAKER & McKENZIE

82-35043

Facsimile Transmission

Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036, USA

Tel: +1 212 626 4100
Fax: +1 212 310 1600
www.bakernet.com

RECEIVED
2006 NOV 15 A 10:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

		Phone	Fax
Date	November 15, 2006		
To	Mary Cascio, Securities and Exchange Commission - Office of International Corporate Finance	(202) 551-3450	(202) 772-9207
From	Thomas J. Rice	+1 212 626 4412	+1 212 310 1647
Client/Matter No.	39195343-000001		
Re	Fiberweb - Rule 12g3-2(b) Information Pro-Forma Financial information		
Pages (w/cover)	6 - Originals Will Not Follow		

ARLS
6-30-06

Dear Ms. Cascio:

Attached are financial information for Fiberweb plc from date of incorporation (January 22, 2006) to June 30, 2006 and unaudited pro forma financial information for Fiberweb plc and New Fiberweb Group as at June 30, 200, along with the report of Deloitte & Touche LLP on this pro forma financial information. This information is from the Fiberweb demerger prospectus dated November 2006, pages 157 through 161.

If you require the entire Fiberweb demerger prospectus, I can provide this to you by PDF or overnight courier. (At 220 pages, it is too long to fax).

Would you please let me know if this information is sufficient or if there is any further information that you require in order to approve Fiberweb's Rule 12g3-2(b) application?

My telephone number in New York is 212-626-4412.

Many thanks.

Thomas J. Rice

Fiberweb plc UK GAAP financial information for the period from the date of incorporation on 22 January 2006 to 30 June 2006

BALANCE SHEET

	Note	30 June 2006
		£
Fixed assets		
Investments	2	2
Net assets		2
Capital and reserves		
Called up equity share capital	3	2
Equity shareholder's funds	4	2

CASH FLOW STATEMENT

	Note	Period ended 30 June 2006
		£
Acquisitions and disposals		
Payments to acquire subsidiary undertaking	2	(2)
Financing		
Issue of shares	3	2
Movement in cash		—

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Period ended 30 June 2006
	£
Increase in cash	—
Net cash at the end of the period	—

NOTES TO THE FINANCIAL INFORMATION

1. ACCOUNTING POLICES

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

2. INVESTMENTS

	30 June 2006
	£
Balance as at incorporation	—
Additions	2
Balance as at 30 June 2006	2

	Business Activity	Place of incorporation and operation	% of ordinary share capital owned by the Company
Fiberweb Holdings Limited	Holding company	Great Britain	100%

3. SHARE CAPITAL

The authorised share capital of the Company as at 30 June 2006 was £100 divided into 100 ordinary shares of £1 each.

On incorporation, 22 January 2006, 2 ordinary shares of £1 each were issued.

4. EQUITY SHAREHOLDERS' FUNDS

	£
Balance as at incorporation	—
Issue of share capital on incorporation	2
Balance as at 30 June 2006	2

No material contracts or transactions have been entered into, save those detailed in note 5 below. The Company has not traded during the period and has made neither profit or loss nor any other recognised gains or loss in the period. Accordingly no profit and loss account or statement of total recognised gains and losses is presented. No dividends have been declared or paid.

5. SUBSEQUENT EVENTS

On 14 July 2006 the Company purchased 100% of the ordinary share capital of Fiberweb (US) Holdings Limited for £2.

On 7 September 2006 the authorised share capital of the Company was increased by £9,999,900 beyond the registered share capital by the creation of 199,998,000 ordinary shares of 5 pence each.

On 7 September 2006, the Company issued 100 ordinary shares of 5 pence for £200.

On 7 September 2006 the Company allotted 5,588,944 5 pence ordinary shares in consideration for the purchase of 100% of the ordinary share capital of Terram Limited.

On 7 September 2006 the Company subscribed for 98 ordinary shares in Fiberweb Holdings limited for a consideration of £98.

On 7 September 2006 the Company subscribed for 98 ordinary shares in Fiberweb (US) Holdings Limited for a consideration of £98.

On 18 September 2006 the Company was re-registered as a public limited company.

PART 9

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Unaudited pro forma consolidated statement of net assets of Fiberweb as at 30 June 2006

The following unaudited pro forma statement of net assets (the "Pro forma Financial Information") has been prepared to show the effect of the Demerger on the combined net assets of Fiberweb as if the Demerger had occurred on 30 June 2006.

The Pro forma Financial Information has been prepared for illustrative purposes only and in accordance with Annex II of the Prospectus Directive Regulation. Due to its nature the Pro Forma Financial Information addresses a hypothetical situation and, therefore, does not represent Fiberweb's actual financial position or result.

	Fiberweb plc As at 30 June 2006	Adjustments			Pro forma New Fiberweb Group
		Demerger of Fiberweb(1)	Debt allocation(2)	Other adjustments(3)	
	£m	£m	£m	£m	£m
Non-current assets					
Goodwill and intangible assets	—	100.6	—	—	100.6
Property, plant and equipment	—	349.7	—	—	349.7
Interests in associates	—	8.8	—	—	8.8
Trade and other receivables	—	0.2	—	—	0.2
	—	459.3	—	—	459.3
Current assets					
Inventories	—	83.2	—	—	83.2
Trade and other receivables	—	107.4	—	—	107.4
Cash and cash equivalents	—	22.1	—	—	22.1
Tax recoverable	—	0.3	—	—	0.3
	—	213.0	—	—	213.0
Total assets	—	672.3	—	—	672.3
Current liabilities					
Trade and other payables	—	(79.8)	—	—	(79.8)
Tax liabilities	—	(7.9)	—	6.0	(1.9)
Obligations under finance leases	—	(2.3)	—	—	(2.3)
Bank overdrafts and loans	—	(9.9)	—	—	(9.9)
Provisions	—	(2.7)	—	—	(2.7)
	—	(102.6)	—	6.0	(96.6)
Net current assets	—	110.4	—	6.0	(116.4)
Non-current liabilities					
Bank loans	—	(7.1)	(171.8)	—	(178.9)
Other payables due after one year	—	(2.5)	—	—	(2.5)
Retirement benefit obligations	—	(24.5)	—	3.6	(20.9)
Obligations under finance leases	—	(5.6)	—	—	(5.6)
Deferred tax liabilities	—	(32.4)	—	—	(32.4)
Provisions	—	(6.5)	—	—	(6.5)
	—	(78.6)	(171.8)	3.6	(246.8)
Total liabilities	—	(181.2)	(171.8)	9.6	(343.4)
Net assets	—	491.1	(171.8)	9.6	328.9

The pro forma statement takes no account of trading activity or other transactions since 30 June 2005.

Notes:

(1) The Demerger of Fiberweb column shows the effect of the transfer of the Fiberweb Group to Fiberweb plc. The net assets of Fiberweb as at 30 June 2006 have been extracted without material adjustment from Part 8 of this document.

(2) This adjustment represents the sterling equivalent repayment of loans due to BBA and its subsidiaries to arrive at the sterling equivalent net debt to be allocated to Fiberweb of £171.8 million. The net debt will consist of loans of $183,118,000 converted at $1.87, €101,484,000 converted at €1.47, SEK 225,871,000 converted at SEK 13.69 and cash held of £8,870,000. Repayment will be made using funds from a new $439,500,000 committed five-year banking facility. Upon the actual Demerger, the amount of the net debt may be different to the amount shown in the pro forma statement of net assets above since the actual cash generated by Fiberweb in the period to the date of Demerger will impact the total amount of debt to be allocated to Fiberweb. The net debt to be allocated was agreed upon in consultation with BBA's advisors based upon the forecast level of debt in the combined group at Demerger and with regard to future cash flows, investment plans and Fiberweb's ability to comply with its banking covenants and to service its debt.

(3) These adjustments reflect assets and liabilities included within the balance sheet of Fiberweb which will be retained by BBA on Demerger and comprise a £6.0 million provision for various potential tax liabilities which BBA will retain, and a £3.6 million liability relating to the pension scheme liabilities of Fiberweb Canada which are to be settled by BBA.

Report on pro forma financial information (in accordance with Annex II item 7 of the Prospectus Rules as applied by Listing Rule 13.5.31R)

Deloitte.

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

The Board of Directors
on behalf of
Fiberweb plc
1 Victoria Villas
Richmond-upon-Thames
London TW9 2GW

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB

31 October 2006

Dear Sirs,

Fiberweb plc (the "Company")

We report on the pro forma financial information (the "Pro forma financial information") set out in Part 9 of the Prospectus dated 31 October 2006 of Fiberweb, which has been prepared on the basis described in the notes thereto, for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 30 June 2006. This report is required by Annex II item 7 of the Prospectus Rules and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors and proposed directors of the Company (together the "Directors") to prepare the Pro forma financial information in accordance with Annex I item 20.2 and Annex II items 1 to 6 of the Prospectus Rules.

It is our responsibility to form an opinion, as required by Annex II item 7 of the Prospectus Rules, as to the proper compilation of the Pro forma financial information and to report that opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Rules, consenting to its inclusion in the Prospectus.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

(a) the Pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Rules.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.